Exhibit 3.1

Certificate of Amendment

to the

Certificate of Incorporation

Of

DSS, INC.

The undersigned, being the Chief Executive Officer of DSS, Inc. (the “Corporation”), a corporation organized and existing under Business Corporation Law of the State of New York (the “NYBCL”), hereby certifies as follows, pursuant to Sections 502 and 805 of the NYBCL:

1.	The name of the Corporation is DSS, Inc. The name under which the Corporation was formed was Thoroughbreds, U.S.A., Inc.

2.	The Certificate of Incorporation was filed on May 30, 1984.

3.	The Corporation is authorized to issue 500,046,868 shares, with a par value of $0.02, consisting of 500,000,000 shares of Common Stock, with a par value of $0.02, and 46,868 shares of Series A Convertible Preferred Stock, with a par value of $0.02. Paragraph FOURTH of the Certificate of Incorporation of the Corporation shall be amended to read as follows:

“FOURTH: The Corporation is authorized to issue 500,046,868 shares, with a par value of $0.02, consisting of 500,000,000 shares of common stock, with a par value of $0.02, and 46,868 shares of Series A Convertible Preferred Stock, with a par value of $0.02.

(a)	Upon the filing of the Certificate of Amendment with the New York Department of State, the issued and outstanding shares of the Corporation’s Common Stock shall automatically be changed into a smaller number of shares such that each twenty (20) shares of the Corporation’s issued and outstanding Common Stock as of the filing date are hereby changed into one (1) validly issued, fully paid and nonassessable share of common stock, par value $0.02 per share, without any further action by the Corporation or the holders thereof (the “Reverse Split”). No fractional shares of the Corporation’s Common Stock will be issued as a result of the Reverse Split. Instead, stockholders as of the filing date who otherwise would be entitled to receive fractional shares will be entitled to a rounding up of their fractional shares to the nearest whole share.

(b)	The Reverse Split shall occur automatically without any further action by the holders of Common Stock, and whether or not the certificates representing such shares have been surrendered to the Corporation; provided, however, that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable as a result of the Reverse Split unless the existing certificates evidencing the applicable shares of stock prior to the Reverse Split are either delivered to the Corporation, or the holder notifies the Corporation that such certificates have been lost, stolen or destroyed, and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates.”

4.	This Certificate of Amendment to the Certificate of Incorporation was authorized by the vote of the Board of Directors of the Corporation and a vote of a majority of all outstanding shares entitled to vote thereon by written consent in lieu of a meeting of stockholders, pursuant to Section 803 of the New York Business Corporation Law.

IN WITNESS WHEREOF, this Certificate of Amendment is executed on behalf of the Corporation by its Chief Executive Officer this 4th day of January 2024.

By:	/s/ Frank D. Heuszel
Title:	Chief Executive Officer
Name:	Frank D. Heuszel